Exhibit 12.1

Universal City Florida Holding Co. I and Universal City Florida Holding Co. II and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended December 31,
	2006	2005	2004
Earnings
Net income (loss)	$3,790	$648	$20,238
Loss (income) from joint ventures	711	178	1,161
Fixed charges	150,090	142,777	121,602
Amortization of capitalized interest	6,799	6,759	6,691
Distributions from joint ventures	164	529	559
Capitalized interest	(817)	(244)	(2,115)

Earnings before fixed charges	$160,737	$150,647	$148,136

Fixed Charges
Net interest expense	$148,519	$141,766	$118,707
Capitalized interest	817	244	2,115
Interest implicit in rentals	754	767	780

Total fixed charges	$150,090	$142,777	$121,602

Ratio of earnings to fixed charges	1.1	1.1	1.2